Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 13 DATED MARCH 3, 2014
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013 and Supplement No. 12 dated February 18, 2014, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	recent real property investments;
(3)	updates to our management;
(4)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of February 2014; and
(5)	information regarding the share redemption limit.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of February 2014, we accepted investors’ subscriptions for, and issued, a total of 257,053 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $4.6 million, consisting of 249,369 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $4.5 million, and 7,684 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $130,000. As of February 28, 2014, we had accepted investors’ subscriptions for, and issued, approximately 4.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $75.8 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of February 28, 2014; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 86 of the prospectus.
As of February 28, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 36 properties located in 20 states, consisting of 751,730 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired one property between February 15, 2014 and February 28, 2014 for a purchase price of $1.9 million, consisting of 5,064 gross rentable square feet.

Management
The following information supersedes and replaces the table of officers and key personnel of our advisor or certain affiliates on page 116 of the prospectus in the “Management — The Advisor” section of the prospectus.

Name	Age*	Position(s)
Nicholas S. Schorsch	53	Chief Executive Officer
David S. Kay	47	President
Lisa E. Beeson	48	Chief Operating Officer
D. Kirk McAllaster, Jr.	47	Executive Vice President and Chief Financial Officer
John M. Pons	50	Executive Vice President and Secretary
Thomas W. Roberts	55	Executive Vice President and Head of Real Estate Investments
Kimberly J. Smith	51	Executive Vice President and General Counsel
Paul H. McDowell	52	President — Office and Industrial
T. Glenn Kindred, Jr.	47	Executive Vice President
Todd J. Weiss	41	General Counsel, Real Estate
* As of March 3, 2014.
The “Management — The Advisor” section beginning on page 115 of the prospectus is supplemented with the following information.
Lisa E. Beeson has served as chief operating officer of our advisor since March 2014. In addition, Ms. Beeson serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCI Advisors, CCI II Advisors ……………….	Chief Operating Officer	February 2014 — Present
Cole Capital Corporation ……………………..	President and Treasurer	February 2014 — Present
CCPT I Advisors, CCPT III Advisors,
CCPT IV Advisors, CCPT V Advisors, Cole
Capital Partners, Cole Capital Advisors ………	Chief Operating Officer	March 2014 — Present
Ms. Beeson joined ARCP in October 2013 as executive vice president and chief operating officer. Prior to joining ARCP, Ms. Beeson held the position of managing director and head of Global Real Estate M&A at Barclays, and previously occupied that same position at Lehman Brothers. Prior to joining Lehman Brothers, she was managing director at Morgan Stanley and Wachovia Securities. Over her 25 years of investment banking, Ms. Beeson has worked on transactions with an aggregate value exceeding $400 billion, including in excess of $150 billion in the lodging, gaming and various real estate sectors. Ms. Beeson has been the lead advisor on numerous real estate transactions.
John M. Pons has served as executive vice president of our advisor since July 2010 and secretary of our advisor since January 2011 and also served as general counsel, real estate of our advisor from July 2010 until March 2014. In addition, Mr. Pons serves or served in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I …………………	Secretary Director	March 2004 — January 2011 March 2004 — May 2010
CCPT I Advisors ……….	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	March 2014 — Present January 2013 — March 2014
	Executive vice president, general counsel and secretary	September 2008 — January 2013
	Executive vice president, chief administrative officer, general counsel and secretary	October 2007 — September 2008
	Executive vice president, chief operating officer, general counsel and secretary	March 2007 — October 2007
	Senior vice president and general counsel	December 2005 — March 2007
	Senior vice president and counsel	August 2005 — December 2005
	Vice president, counsel and secretary	March 2004 — August 2005

CCPT II …………………	Secretary Director	September 2004 — November 2010 September 2004 — November 2004
CCPT II Advisors ……….	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	March 2014 — Present January 2013 — March 2014
	Executive vice president, general counsel and secretary	September 2008 — January 2013
	Executive vice president, chief administrative officer, general counsel and secretary	October 2007 — September 2008
	Executive vice president, chief operating officer, general counsel and secretary	March 2007 — October 2007
	Senior vice president and general counsel	December 2005 — March 2007
	Senior vice president and counsel	August 2005 — December 2005
	Vice president, counsel and secretary	September 2004 — August 2005
CCPT III Advisors ………	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	March 2014 — Present January 2013 — March 2014
	Executive vice president and general counsel	January 2008 — January 2013
	Chief operating officer	January 2008 — May 2008
CCI Advisors ……………	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	March 2014 — Present January 2011 — March 2014
	Executive vice president and general counsel, real estate	April 2010 — January 2011
CCPT IV Advisors ………	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	April 2013 — January 2011 March 2014 — Present
	Executive vice president and general counsel, real estate	January 2013 — March 2014
CCI II Advisors …………	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	March 2014 — Present February 2013 — March 2014
CCPT V Advisors ……….	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	March 2014 — Present December 2012 — March 2014
Cole Capital Partners ……	Executive vice president and secretary Executive vice president, secretary and general counsel, real estate	March 2014 — Present January 2013 — March 2014
	Executive vice president, general counsel and secretary	September 2008 — January 2013
	Executive vice president, chief administrative officer, general counsel and secretary	October 2007 — September 2008
	Executive vice president, chief operating officer and general counsel	March 2007 — October 2007
	Senior vice president and general counsel	December 2005 — March 2007
	Senior vice president and counsel	August 2005 — December 2005
	Vice president and counsel	September 2003 — August 2005
Cole Capital Advisors …..	Executive vice president and secretary	March 2014 — Present
	Executive vice president, secretary and general counsel, real estate	January 2013 — March 2014
	Executive vice president, general counsel and secretary	September 2008 — January 2013
	Executive vice president, chief administrative officer, general counsel and secretary	October 2007 — September 2008
	Executive vice president, chief operating officer and general counsel	March 2007 — October 2007
	Senior vice present and general counsel	December 2005 — March 2007
	Senior vice president and counsel	August 2005 — December 2005
	Vice present and counsel	September 2003 — August 2005

Paul H. McDowell has served as president — office and industrial of our advisor since March 2014. In addition, Mr. McDowell serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCI Advisors, CCI II Advisors ………………..	President — Office and Industrial	February 2014 — Present
Mr. McDowell served as president of the office and industrial division of ARC Advisory Services, LLC, a subsidiary of AR Capital, LLC, from November 2013 until January 2014, when he joined ARCP as the president of its office and industrial division. Mr. McDowell was a founder of CapLease, Inc. (“CapLease”), an NYSE-listed REIT that primarily owned and managed a diversified portfolio of single-tenant commercial real estate properties subject to long-term leases to high-credit-quality tenants, prior to its acquisition by ARCP in November 2013. He had been continuously employed by CapLease or its predecessor companies since 1994, including as chief executive officer from March 2001 until November 2013, and as senior vice president, general counsel and secretary from 1994 until February 2001. He served on CapLease’s board of directors from November 2003 until November 2013 and as chairman of the board from December 2007 until November 2013. He served on the board of directors of CapLease’s predecessor, Capital Lease Funding, LLC, from November 2001 until March 2004. He was also a member of CapLease’s investment committee, a committee that oversaw CapLease’s asset investment and due diligence process. From 1991 until 1994, Mr. McDowell was corporate counsel for Sumitomo Corporation of America, the principal U.S. subsidiary of one of the world’s largest integrated trading companies. As corporate counsel, Mr. McDowell advised on a wide range of domestic and international corporate legal matters, including acquisitions, complex financing transactions, power plant development, shipping, litigation management and real estate. From 1987 to 1990, Mr. McDowell was an associate in the corporate department at the Boston law firm of Nutter, McClennen & Fish. Mr. McDowell served on the board of directors of Feldman Mall Properties, Inc., which was a public company, within the past five years. Mr. McDowell received a J.D. with honors from Boston University School of Law in 1987 and received a B.A. from Tulane University in 1982.
T. Glenn Kindred, Jr. has served as executive vice president of our advisor since March 2014. In addition, Mr. Kindred serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors, CCPT III Advisors,
CCPT IV Advisors, CCPT V Advisors ………..	Executive Vice President	March 2014 — Present
Mr. Kindred joined ARCP in November 2013 as executive vice president of ARCP’s restaurant division. Prior to joining ARCP, Mr. Kindred held the position of Managing Director at GE Capital from February 2007 through November 2013. Mr. Kindred served as Senior Vice President of Trustreet Properties, Inc. (“Trustreet”), a publicly traded REIT that specialized in net leased restaurant properties, from its formation in February 2005 until GE Capital acquired Trustreet in February 2007. Mr. Kindred has 15 years’ experience in executive roles in the real estate industry.
Todd J. Weiss has served as general counsel, real estate of our advisor since March 2014. In addition, Mr. Weiss serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position	Date
CCPT I Advisors, CCPT III Advisors,
CCI Advisors, CCPT IV Advisors, CCI II
Advisors, CCPT V Advisors, Cole Capital
Partners, Cole Capital Advisors ………………..	General Counsel, Real Estate	March 2014 — Present
Prior to joining Cole Capital and its affiliates in November 2004, Mr. Weiss was an associate general counsel and assistant secretary with GE Capital Franchise Finance Corporation from February 2002 until November 2004. He was in private practice with the law firm of Snell & Wilmer LLP from 1997 to 2002. Mr. Weiss received a B.A. degree in Government from The University of Texas at Austin in 1994 before earning his J.D. and graduating with high honors in 1997 from Chicago-Kent College of Law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of February 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
February 3, 2014	$16.89	$16.88	$16.91
February 4, 2014	$16.89	$16.88	$16.91
February 5, 2014	$16.89	$16.88	$16.91
February 6, 2014	$16.89	$16.88	$16.91
February 7, 2014	$16.93	$16.92	$16.95
February 10, 2014	$16.93	$16.92	$16.95
February 11, 2014	$16.93	$16.92	$16.95
February 12, 2014	$16.93	$16.92	$16.95
February 13, 2014	$16.93	$16.92	$16.95
February 14, 2014	$16.93	$16.92	$16.95
February 18, 2014	$16.93	$16.92	$16.95
February 19, 2014	$16.94	$16.92	$16.96
February 20, 2014	$16.94	$16.92	$16.95
February 21, 2014	$16.94	$16.92	$16.95
February 24, 2014	$16.94	$16.92	$16.95
February 25, 2014	$16.94	$16.92	$16.95
February 26, 2014	$16.94	$16.92	$16.95
February 27, 2014	$16.94	$16.92	$16.95
February 28, 2014	$16.94	$16.92	$16.96
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of December 31, 2013, our NAV was $69,817,076. As of January 1, 2014, the redemption limit for the quarter ending March 31, 2014 was 10% of our NAV as of December 31, 2013. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of February 28, 2014 has not been reduced below 10% of our NAV as of December 31, 2013.
Neither the Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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